FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2006 & 2007

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2006 & 2007

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2006 & 2007

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO DECEMBER 31, 2006 & 2007

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 DATA PER SHARE - CONSOLIDATED INFORMATION

FI-02 RATIOS - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2006 & 2007

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	172,484,297	100	295,548,452	100

s02	CURRENT ASSETS	30,708,153	18	75,201,183	25
s03	CASH AND SHORT-TERM INVESTMENTS	4,752,923	3	10,765,752	4
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	16,125,904	9	17,585,512	6
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	3,168,008	2	3,155,062	1
s06	INVENTORIES	2,191,110	1	1,709,158	1
s07	OTHER CURRENT ASSETS	4,470,208	3	41,985,699	14
s08	LONG - TERM	1,096,486	1	885,701	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	881,862	1	879,973	0
s11	OTHER INVESTMENTS	214,624	0	5,728	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	120,648,559	70	124,612,813	42
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	389,907,800	226	379,550,087	128
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	269,684,433	156	255,503,787	86
s17	CONSTRUCTIONS IN PROGRESS	425,192	0	566,513	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,662,350	2	1,891,872	1
s19	OTHER ASSETS	17,368,749	10	92,956,883	31

s20	TOTAL LIABILITIES	130,335,895	100	174,227,217	100

s21	CURRENT LIABILITIES	32,620,186	25	60,781,656	35
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	1,416,060	1	2,918,981	2
s24	STOCK MARKET LOANS	10,866,200	8	6,121,840	4
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	2,008,785	2	3,594,795	2
s26	OTHER CURRENT LIABILITIES	18,329,141	14	48,146,040	28
s27	LONG - TERM LIABILITIES	79,179,854	61	81,376,228	47
s28	BANK LOANS	44,964,004	34	44,429,756	26
s29	STOCK MARKET LOANS	34,215,850	26	36,946,472	21
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	18,535,855	14	32,069,333	18

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	42,148,402	100	121,321,235	100

s34	MINORITY INTEREST	39,034	0	3,515,734	3
s35	MAJORITY INTEREST	42,109,368	100	117,805,501	97
s36	CONTRIBUTED CAPITAL	30,321,757	72	48,930,531	40
s79	CAPITAL STOCK (NOMINAL)	9,402,560	22	28,011,334	23
s39	PREMIUM ON SALES OF SHARES	20,919,197	50	20,919,197	17
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	11,787,611	28	68,874,970	57
s42	RETAINED EARNINGS AND CAPITAL RESERVE	90,620,868	215	135,470,125	112
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(78,833,257)	(187)	(66,595,155)	(55)
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	4,752,923	100	10,765,752	100
s46	CASH	1,072,121	23	1,126,817	10
s47	SHORT-TERM INVESTMENTS	3,680,802	77	9,638,935	90

s07	OTHER CURRENT ASSETS	4,470,208	100	41,985,699	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	916,794	21	0.000	0
s82	DISCONTINUED OPERATIONS	0	0	36,447,217.000	87
s83	OTHER	3,553,414	79	5,538,482	13

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,662,350	100	1,891,872	100
s48	AMORTIZED OR REDEEMED EXPENSES	2,230,698	84	1,443,704	76
s49	GOODWILL	431,652	16	448,168	24
s51	OTHERS	0	0	0	0

s19	OTHER ASSETS	17,368,749	100	92,956,883	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	15,621,167	90	19,892,861	21
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	70,918,833	76
s87	OTHER	1,747,582	10	2,145,189	2

s21	CURRENT LIABILITIES	32,620,186	100	60,781,656	100
s52	FOREIGN CURRENCY LIABILITIES	12,282,260	38	1,570,102	3
s53	MEXICAN PESOS LIABILITIES	20,337,926	62	59,211,554	97

s26	OTHER CURRENT LIABITIES	18,329,141	100	48,146,040	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	215,876	1	1,265,167	3
s89	INTEREST LIABILITIES	1,142,003	6	1,869,339	4
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	28,139,915	58
s58	OTHER CURRENT LIABILITIES	16,971,262	93	16,871,619	35

s27	LONG-TERM LIABILITIES	79,179,854	100	81,376,228	100
s59	FOREIGN CURRENCY LIABILITIES	61,179,854	77	75,461,909	93
s60	MEXICAN PESOS LIABILITIES	18,000,000	23	5,914,319	7

s31	DEFERRED LIABILITIES	0	0	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	18,535,855	100	32,069,333	100
s66	DEFERRED TAXES	18,314,625	99	16,600,323	52
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	221,230	1	240,274	1
s92	DISCONTINUED OPERATIONS	0	0	15,228,736	47
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	9,402,560	100	28,011,334	100
s37	CAPITAL STOCK (NOMINAL)	83,590	1	252,539	1
s38	RESTATEMENT OF CAPITAL STOCK	9,318,970	99	27,758,795	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	90,620,868	100	135,470,125	100
s93	LEGAL RESERVE	1,880,513	2	16,148,490	12
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	53,255,408	59	89,681,604	66
s45	NET INCOME FOR THE YEAR	35,484,947	39	29,640,031	22

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(78,833,257)	100	(66,595,155)	100
s70	ACCUMULATED MONETARY RESULT	(13,924,729)	18	(15,162,567)	23
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(64,792,845)	82	(74,199,568)	111
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(637,978)	1	22,730,949	(34)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	535,119	(1)	36,031	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	-	0	-	0
s99	LABOR OBLIGATION ADJUSTMENT	-12,824	0	0	0
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	(1,912,033)	14,419,527
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	116	124
s75	EMPLOYEES (*)	10,814	10,953
s76	WORKERS (*)	45,694	46,821
s77	OUTSTANDING SHARES (*)	19,360,397,470	20,203,118,170
s78	REPURCHASE OF OWN SHARER(*)	842,720,700	1,841,964,100
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2006 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	130,767,671	100	129,755,347	100
r02	COST OF SALES AND SERVICES	67,330,956	51	64,108,488	49
r03	GROSS INCOME	63,436,715	49	65,646,859	51
r04	OPERATING EXPENSES	19,552,442	15	19,382,513	15
r05	OPERATING INCOME	43,884,273	34	46,264,346	36
r08	OTHER EXPENSES AND INCOMES (NET)	(44,361)	(0)	(2,613,495)	(2)
r06	COMPREHENSIVE FINANCING COST	(3,349,364)	(3)	(3,770,000)	(3)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	17,245	0	8,724	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	40,507,793	31	39,889,575	31
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	11,618,710	9	12,189,035	9
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	28,889,083	22	27,700,540	21
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	6,595,675	5	1,951,101	2
r18	NET INCOME	35,484,758	27	29,651,641	23
r19	NET INCOME OF MINORITY INTEREST	(189)	0	11,610	0
r20	NET INCOME OF MAYORITY INTEREST	35,484,947	27	29,640,031	23

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	130,767,671	100	129,755,347	100
r21	DOMESTIC	126,671,548	97	125,995,262	97
r22	FOREIGN	4,096,123	3	3,760,085	3
r23	TRANSLATION INTO DOLLARS (***)	376,960	0	345,739	0

r08	OTHER EXPENSES AND INCOMES (NET)	(44,361)	100	(2,613,495)	100
r49	OTHER EXPENSES AND INCOMES (NET)	2,822,658	(6,363)	445,949	(17)
r34	EMPLOYEE PROFIT SHARING	2,867,019	(6,463)	3,059,444	(117)
r35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

r06	COMPREHENSIVE FINANCING COST	(3,349,364)	100	(3,770,000)	100
r24	INTEREST EXPENSE	6,615,402	(198)	6,951,861	(184)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	1,396,088	(42)	1,495,016	(40)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(643,137)	19	(1,159,178)	31
r28	RESULT FROM MONETARY POSITION	2,513,087	(75)	2,846,023	(75)

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	11,618,710	100	12,189,035	100
r32	INCOME TAX	10,411,963	90	12,522,159	103
r33	DEFERRED INCOME TAX	1,206,747	10	(333,124)	(3)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	130,767,671	129,755,347
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	130,767,671	129,755,347
r39	OPERATING INCOME (**)	43,884,273	46,264,346
r40	NET INCOME OF MAJORITY INTEREST (**)	35,484,947	29,640,031
r41	NET INCOME (**)	35,484,758	29,651,641
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	17,434,266	17,621,038

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2006 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	31,830,426	100	32,621,629	100
rt02	COST OF SALES AND SERVICES	17,178,559	54	16,747,873	51
rt03	GROSS INCOME	14,651,867	46	15,873,756	49
rt04	OPERATING EXPENSES	5,306,054	17	4,826,597	15
rt05	OPERATING INCOME	9,345,813	29	11,047,159	34
rt08	OTHER EXPENSES AND INCOMES (NET)	(193,595)	(1)	(335,260)	(1)
rt06	COMPREHENSIVE FINANCING COST	(145,425)	(0)	(150,836)	(0)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	(9,368)	(0)	(89,109)	(0)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	8,997,425	28	10,471,954	32
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,330,550	7	2,986,931	9
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	6,666,875	21	7,485,023	23
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	1,986,201	6	(637,713)	(2)
rt18	NET INCOME	8,653,076	27	6,847,310	21
rt19	NET INCOME OF MINORITY INTEREST	2,835	0	(1,681)	(0)
rt20	NET INCOME OF MAYORITY INTEREST	8,650,241	27	6,848,991	21

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	31,830,426	100	32,621,629	100
rt21	DOMESTIC	27,734,303	87	31,618,111	97
rt22	FOREIGN	4,096,123	13	1,003,518	3
rt23	TRANSLATION INTO DOLLARS (***)	376,960	1	96,280	0

rt08	OTHER REVENUES AND (EXPENSES), NET	(193,595)	100	(335,260)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	344,570	(178)	399,745	(119)
rt34	EMPLOYEE PROFIT SHARING	538,165	(278)	735,005	(219)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

rt06	COMPREHENSIVE FINANCING COST	(145,425)	100	(150,836)	100
rt24	INTEREST EXPENSE	1,475,518	(1,015)	2,340,906	(1,552)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	331,801	(228)	710,509	(471)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(101,235)	70	204,168	(135)
rt28	RESULT FROM MONETARY POSITION	1,099,527	(756)	1,275,393	(846)

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,330,550	100	2,986,931	100
rt32	INCOME TAX	1,953,696	84	2,684,729	90
rt33	DEFERRED INCOME TAX	376,854	16	302,202	10

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,489,026	3,979,478

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO DECEMBER 31, 2006 & 2007 -

(Thousands of Mexican Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	35,484,758	29,651,641
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	18,456,055	22,709,539
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	53,940,813	52,361,180
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(2,644,230)	(4,582,213)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	51,296,583	47,778,967
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,045,065	218,143
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(24,602,913)	(33,529,957)
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	(23,557,848)	(33,311,814)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(33,751,564)	(23,872,044)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(6,012,829)	(9,404,891)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	10,765,752	20,170,643
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	4,752,923	10,765,752

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	18,456,055	22,709,539
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	18,425,285	18,740,398
c41	+(-) OTHER ITEMS	30,770	3,969,141

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(2,644,230)	(4,582,213)
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	1,459,606	1,655,894
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	(2,087,022)	(1,110,036)
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	1,308,121	(5,838,171)
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(3,324,935)	710,100

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,045,065	218,143
c23	+ BANK FNANCING	14,930,842	17,182,460
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(10,742,539)	(14,120,769)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(8,305)	(32,037)
c29	(-) OTHER FINANCING AMORTIZATION	(3,134,933)	(2,811,511)
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(24,602,913)	(33,529,957)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(780,210)	(1,717,101)
c31	(-) DIVIDENDS PAID	(8,820,074)	(8,846,171)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(15,002,629)	(22,966,685)
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	(33,751,564)	(23,872,044)
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(181,845)	(788,122)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(14,169,461)	(13,721,441)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(19,400,258)	(9,362,481)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

FI-01

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.83		$1.42
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.83		$1.42
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.34		$0.10
d08	CARRYING VALUE PER SHARE	$2.18		$5.83
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.44		$0.44
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	9.26	times	2.73	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	11.03	times	11.19	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

FI-02

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF P	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
		FINANCIAL YEAR		FINANCIAL YEAR
	YIELD
p01	NET INCOME TO OPERATING REVENUES	27.13%		22.85%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	84.18%		25.16%
p03	NET INCOME TO TOTAL ASSETS ( **)	20.86%		10.03%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	29.79%		29.08%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	7.08%		9.59%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.75	times	0.43	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.08	times	1.04	times
p08	INVENTORIES ROTATION (**)	30.72	times	37.50	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	38.60	days	42.42	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	8.80%		7.69%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	75.56%		58.95%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	3.09	times	1.43	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	56.36%		44.21%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	65.62%		65.30%
p15	OPERATING INCOME TO INTEREST PAID	6.63	times	6.65	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.40	times	0.74	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.94	times	1.23	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.87	times	1.20	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.23	times	0.43	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	14.57%		17.71%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
p21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	41.24%		38.85%
p22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	-2.02%		-3.53%
p23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST PAID	7.75	times	6.59	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	-4.43%		-0.65%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	104.43%		100.65%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	41.98%		62.59%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights

4th Quarter 2007

At year-end, the number of TELMEX lines in service was 17 million 800 thousand of which approximately 10.1 million lines are in areas that appeal to competitors and where they have presence. The remaining 7.7 million lines are in areas that hold no interest to competitors. For the twelve months, the lines without competition generated revenues of 23.3 billion pesos and an operating loss of 3.0 billion pesos.

At December 31, 2007 TELMEX had 3.3 million Internet access services, of which 2.9 million are broadband Infinitum. It is estimated that the Internet market in Mexico reached 4.7 million services offered by domestic and foreign competitors. Even though the Internet market has existed for a few years, it surpasses cable TV services that have been offered in the country for over 40 years.

According to the OECD (Communications Outlook 2007) in the Mexican broadband market, where more than 28 foreign and domestic competitors participate, the number of users increased approximately 66% at June 2007, that is significantly above the OECD average of 25%, making Mexico one of the three countries with the highest Internet access growth rates. On the other hand, the lack of computers significantly limits growth of broadband services in Mexico since 4 out of 5 homes do not have a computer. Therefore, TELMEX will continue to finance computers for customers, whether or not they subscribe to Internet service. In this manner, up to 2007 TELMEX has sold close to 1.5 million computers with installments.

At TELMEX, as part of our strategy to increase Internet penetration in Mexican homes, we offer broadband Internet access services starting at 189 pesos per month (approximately US$17.40) (plus 28.4 pesos of value-added tax) and dial-up Internet access starting at 99 pesos per month (approximately US$9.10) (plus 14.8 pesos of value-added tax).

Even though the October 3, 2006 "Acuerdo de Convergencia" established the basis for the convergence of networks 17 months ago, there are still significant delays in the issuance of the corresponding rules. That is postponing the technological development of the country and preventing consumers from enjoying the benefits of convergence and access to a higher offering and to lower prices of telecommunications services.

In the fourth quarter, total revenues were 31.8 billion pesos, 2.4% lower than the same period of the previous year. This result was due to the increases of 16.6% and 7% in corporate networks and Internet access revenues, respectively, as well as decreases of 9% in local revenues and 7.6% in long distance revenues. For the twelve months, revenues reached 130.8 billion pesos, an increase of 0.8% compared with 2006.

EBITDA (1) totaled 14.2 billion pesos, 9.3% lower than the fourth quarter of the previous year. Operating income totaled 9.3 billion pesos, 15.4% lower than last year's fourth quarter. For the full year, EBITDA totaled 62.3 billion pesos, 4.1% lower than the previous year.

Income from continuing operations in the quarter totaled 6.7 billion pesos, 11% lower than the same period of last year. In the fourth quarter, earnings per share were 34 Mexican cents, a decrease of 8.1%, and earnings per ADR (2) were 63 US cents, a decrease of 6%, compared with the fourth quarter of 2006.

For the twelve months, net debt (3) increased the equivalent of 1.115 billion dollars to a total of 7.914 billion dollars.

Capital expenditures (Capex) were equivalent to 1.280 billion dollars for the twelve months. Share repurchases totaled 5.147 billion pesos during the fourth quarter.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Recent Events

Reorganization of TELMEX's Corporate Structure

The proposed escisión (spin-off) is expected to provide the following:

To allow each company to operate more efficiently and at the right scale, in Mexico and abroad in order to allow each of them to operate autonomously for administrative, commercial and financial purposes;

To improve the competitive position of each company; and

To tailor further the operation of TELMEX in the Mexican telecommunications market, distinguishing its operations in the middle-and high- revenue markets, in which there is competition, from the low-revenue and rural markets, in which there is no competition.

As a result of the escisión (spin-off) TELMEX's stockholders' equity was modified and TELMEX will request the Mexican Securities and Exchange Commission to update the registration of its shares in the National Securities Registry.

TELMEX expects that the escisión (spin-of) will become effective and further expects that the shares of TELMEX INTERNACIONAL will be delivered to TELMEX shareholders during 2008.

Operating Results

Lines in service and local traffic

At the end of the fourth quarter, there were 357 thousand fewer lines because the increase in broadband services represent a substitution for traditional lines in some cases and also due to more competition in the most attractive segments of the market, as well as for the evolution of our technological platform that allows us to substitute lines required for the operation and management of services. At year-end, there were 17.8 million lines in service

During the fourth quarter, local traffic decreased 7.6% compared with the same period in 2006, with a total of 5.995 billion local calls. Local traffic volume is still affected by competition from local and mobile telephony and by the migration of switched traffic to corporate networks, a trend that strengthens the data business although it adversely affects local traffic. Also affecting local traffic results is the migration of dial-up Internet services to Infinitum broadband services (ADSL).

Long distance

Domestic long distance (DLD) traffic was at a similar level as the fourth quarter of 2006, totaling 4.574 billion minutes, due to the decrease in termination traffic with long distance operators, partially offset by the increase of packages that include DLD minutes, as well as to the integration of domestic calling party pays service which registered 621 million minutes in the quarter.

In the quarter, outgoing international long distance (ILD) traffic increased 7.6% compared with last year's fourth quarter, totaling 490 million minutes. Incoming international long distance traffic, including international calling party pays traffic, decreased 8.2% compared with the same period of the previous year, totaling 1.738 billion minutes. The incoming-outgoing ratio was 3.5x.

Interconnection

In the fourth quarter, interconnection traffic increased 11% compared with the fourth quarter of the previous year, totaling 11.476 billion minutes. Calling party pays traffic increased 37.3% as a result of incorporating traffic from domestic and international calling party pays. If this effect were eliminated, local calling party pays traffic would have increased 1.5%, reflecting mobile telephony growth.

Internet access and corporate networks

At December 31, 2007 TELMEX had 3.3 million Internet access services, of which 2.9 million are broadband Infinitum. It is estimated that the Internet market in Mexico reached 4.7 million services offered by domestic and foreign competitors. Even though the Internet market has existed for a few years, it surpasses cable TV services that have been offered in the country for over 40 years.

According to the OECD (Communications Outlook 2007) in the Mexican broadband market, where more than 28 foreign and domestic competitors participate, the number of users increased approximately 66% at June 2007, that is significantly above the OECD average of 25%, making Mexico one of the three countries with the highest Internet access growth rates. On the other hand, the lack of computers significantly limits growth of broadband services in the country since 4 out of 5 homes do not have a computer. Therefore, TELMEX will continue to finance computers for customers, whether or not they subscribe to Internet service. In this manner, up to 2007 TELMEX has sold close to 1.5 million computers with financing.

At year-end, multiservice packages that offer access to broadband services along with different voice services at competitive prices increased 57.2% compared with 2006.

In the corporate market, billed line equivalents for data transmission increased 16.5% compared with a year earlier, bringing the total to 2.7 million line equivalents of 64 Kbps.

Financial Results

Revenues: In the fourth quarter, revenues from the operations in Mexico totaled 31.830 billion pesos, a decrease of 2.4% compared with the same period of the previous year. This result was due to the increases of 16.6% and 7% in corporate networks and Internet access services revenues, respectively, as well as to the decrease of 9% in local service revenues and the decrease of 7.6% in long distance revenues.

Local: Local revenues totaled 12.968 billion pesos in the fourth quarter, a decrease of 9% compared with the fourth quarter of 2006, due to the 4.9% reduction in real terms of revenue per local billed call, to the decrease of traffic due to competition from both mobile telephony and other public telephony operators, and to the migration of dial-up Internet access to broadband services.

DLD: DLD revenues totaled 4.154 billion pesos in the fourth quarter, 6.3% lower than the fourth quarter of 2006 since the average revenue per minute was 6.2% lower in real terms.

ILD: In the fourth quarter, ILD revenues totaled 2.248 billion pesos, a decrease of 10% compared with the fourth quarter of 2006. Revenues from outgoing traffic declined 4.2% to 1.448 billion pesos compared with the fourth quarter of 2006 due to the 13% decrease in the average revenue per minute in real terms, partially offset by the 7.6% increase in outgoing ILD traffic. Incoming international long distance revenues totaled 799 million pesos, a decrease of 18.9% compared with the fourth quarter of 2006, reflecting the decrease of 8.2% in incoming traffic.

Interconnection: In the fourth quarter, interconnection revenues increased 10.1% to 5.377 billion pesos compared with the same period of 2006, mainly due to the introduction of domestic and international calling party pays. If this effect were eliminated, interconnection revenues would have decreased 11.9% because of the 10% reduction of the local calling party pays rate.

Corporate networks: In the fourth quarter, revenues from services related to data transmission through private and managed networks totaled 3.011 billion pesos, 16.6% higher than the same period of the previous year. The increase was due to the higher number of services and the sale of value-added services, which offset the reduction in unit prices of these services.

Internet: Revenues from Internet access in the fourth quarter totaled 2.872 billion pesos, 7% higher than last year's fourth quarter due to growth in broadband services but also reflecting the price reduction in broadband Infinitum services (ADSL) that took effect in April 2007.

Costs and expenses: In the fourth quarter, total costs and expenses were 22.484 billion pesos, an increase of 4.2% compared with the fourth quarter of 2006. This increase was mainly due to higher costs of telephone handsets and equipment for customers as well as additions to the reserve for bad debt and the write off of assets, both of which were related to the higher volume of line disconnections in the quarter.

Cost of sales and services: In the fourth quarter, cost of sales and services increased 4.8% compared with the same period of 2006, totaling 8.586 billion pesos, due to higher computer and telecommunications equipment costs related to higher sales and bad-debt charges related to the higher volume of disconnections in the quarter, partially offset by initiatives to optimize resource use.

Commercial, administrative and general: In the quarter, commercial, administrative and general expenses totaled 5.306 billion pesos, 9.9% higher than last year's fourth quarter due to the charges in the reserve for bad debt related to the higher number of disconnections in the quarter.

Transport and interconnection: In the fourth quarter, transport and interconnection costs totaled 3.784 billion pesos, a decrease of 5.5% compared with the same period of 2006 as a result of the 13% decrease in the amount paid to mobile telephony operators for local calling party pays service and higher domestic and international calling party pays service, which generated costs of 1.182 billion pesos in the quarter.

Depreciation and amortization: In the quarter, depreciation and amortization increased 5.7% to 4.808 billion pesos due to the write off of assets related to line disconnections and to higher depreciation charges related to our operations in the United States due to higher investments.

EBITDA (1) and operating income: EBITDA (1) totaled 14.154 billion pesos in the fourth quarter, a decrease 9.3% compared with the same period of last year. The EBITDA margin was 44.5%. Operating income totaled 9.346 billion pesos in the fourth quarter and the operating margin was 29.4%.

Comprehensive financing result: Comprehensive financing cost produced a charge of 146 million pesos in the quarter. This resulted from: i) net interest charge of 1.144 billion pesos, 29.8% lower than the same period of 2006, due to recognition of the market value of interest rate swaps and the increase in the level of indebtedness ii) a net exchange loss of 101 million pesos from the fourth-quarter exchange rate appreciation of 0.0541 pesos per dollar, offset by the 6.580 billion dollars in dollar-peso hedges (weighted average exchange rate: 10.9482 pesos per dollar), and iii) a gain of 1.099 billion pesos in the monetary position.

Income from continuing operations: income from continuing operations in the fourth quarter totaled 6.664 billion pesos, 11% lower than the same period of the previous year. Earnings per share were 34 Mexican cents, a decrease of 8.1% compared with the same period of the previous year, and earnings per ADR were 63 US cents, a decrease of 6% compared with the same period of 2006.

Investments: For the twelve months, capital expenditures (capex) were the equivalent of 1.280 billion dollars, of which 74.4% was used for growth projects in the voice, data and transport infrastructure, 24% for operational support projects and operating needs, and 1.6% for social telephony.

Debt: Gross total debt at December 31 was the equivalent of 8.417 billion dollars, of which 13.4% is short-term and 86.6% is long-term. Additionally, 80.3% is in foreign currency and 45.9% of the total debt has fixed interest rate that converts to 73.1% if 23.752 billion pesos of interest rate swaps at an average interest rate of 8.145% are included. Total net debt (3) increased during 2007 the equivalent of approximately 1.115 billion dollars, totaling 7.914 billion dollars.

Repurchase of shares: For the twelve months, the company used 15.783 billion pesos to repurchase its own shares. Of that total, 5.147 billion pesos were applied during the fourth quarter to repurchase 260 million 980 thousand shares.

Prior to the incorporation of TELMEX Internacional, its operations were conducted through subsidiaries of Telmex. The following financial statements for the years ended December 31, 2007 and 2006, are presented on a combined basis prepared from TELMEX's historical accounting records, and include the historical operations of the entities transferred to TELMEX Internacional by TELMEX in the spin-off ("escisión").

The following financial information is presented in constant pesos as of December 2007, based on an independent operation, according to Mexican Financial reporting Standards.

TELMEX Internacional Results

Revenues: For the twelve months, TELMEX Internacional revenues totaled 68.043 billion pesos, an increase of 3.4% compared with the same period of the previous year. This result was due to the increase of 42.9% in local service revenues, 25.1% in revenues from the Internet access business and 27.5% in other revenues, mainly comprised of Yellow Pages and Cable TV services. On the other hand, domestic and international long distance revenues decreased 7.4% and 9.9%, respectively.

Costs and expenses: For the full year, costs and expenses totaled 57.546 billion pesos, a decrease of 6.9% due to the previous year's recognition of non-recurring charges in Embratel for contingencies related to income tax applied to incoming international long distance for 222 million reais (1.362 billion pesos) and a charge related to agreements with the States of Brazil related to the ICMS tax (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços) for 632 million reais (3.877 billion pesos) If the non-recurring charges in 2006 were eliminated, costs and expenses would have increased 1.7%, benefiting from the integration of the cable TV companies in Colombia.

EBITDA (1) and operating income: For the twelve months EBITDA (1) totaled 18.279 billion pesos, an increase of 48.2% compared with the same period of 2006. The EBITDA margin was 26.9%. TELMEX Internacional's operating income totaled 10.497 billion pesos, an increase of 164.7%, producing a margin of 15.4%.

Majority net income: Majority net income for the full year totaled 6.596 billion pesos, 238.1% higher than the previous year. Earnings per share for the twelve months would have been 34 Mexican cents, an increase of 254.9% compared with the same period of 2006, and earnings per ADR would have been 63 US cents, an increase of 255.2% compared with the same period of the previous year.

The following financial information is presented in the local currency of each country, according to that country's generally accepted accounting principles, before eliminating inter-company operations among companies of TELMEX Internacional.

Brazil

During 2007, Embratel's strategies were focused on consolidating its evolution from a long distance service provider to an integrated telecommunications company. Accordingly, long distance revenues have decreased from 65% of the total in 2004 to 53% in 2007. In the same period local service revenues increased from 9% to 15%, reflecting the 37% increase in the number of local services during 2007 and the integration of Net Fone (triple play) offered though Net Serviços, which served 561 thousand customers at December 31.

Revenues: In the fourth quarter, revenues totaled 2.2 billion reais, 7.1% higher than the same quarter of the previous year. Higher revenues were mainly due to the 53.7% increase in local service revenues partially offset by the 4.4% decrease in domestic long distance revenues.

Local: In the fourth quarter, local revenues reached 365 million reais, 53.7% higher than the same period of 2006 due to the 37% increase in local service customers.

Domestic long distance: Domestic long distance revenues totaled 1.020 billion reais, 4.4% lower than the fourth quarter of 2006 due to the 7.8% decrease in traffic, partially offset by a 3.6% increase in average revenue per long distance minute.

International long distance: In the quarter, international long distance revenues totaled 123 million reais, 0.7% lower than the same period of 2006, because the average revenue per long distance minute decreased 1%, partially offset by the 0.3% increase in traffic.

Corporate networks and Internet: In the fourth quarter, revenues from data and Internet access services totaled 566 million reais, 0.6% lower than the fourth quarter of 2006, notwithstanding the 31% increase in line equivalents for data transmission and the increase of 24.3% in Internet access services.

Costs and expenses: Costs and expenses were 1.993 billion reais in the quarter, a decrease of 9.8% from the 2006 period, which included a non-recurring charge of 222 million reais related to income tax applied to incoming long distance and to a non-recurring additional charge of 117 million reais related to the ICMS tax (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços). If this effect were eliminated, costs and expenses would have increased 6.5% mainly due to higher personnel expenses and higher costs of telephone handsets related to growth in local services, offset by the rationalization of resource use.

EBITDA (1) and operating income: EBITDA (1) totaled 515 million reais in the fourth quarter, producing a margin of 23.1%. Operating income totaled 233 million reais in the quarter, producing a margin of 10.5%.

Colombia

At year-end, the cable TV companies' combined network passed through more than 4 million households that is 27.3% bi-directional. The cities of Bogota, Medellin and Cali represent more than 39.2% of Colombia's population and 36.7% of our network in those three metropolitan areas is bi-directional, allowing us to expand penetration of triple play, which had 98 thousand customers at the end of the fourth quarter.

Strategies for the voice and data businesses were focused on growing the data business in the corporate and small and medium-sized segments. These strategies were reflected in the 66% increase in line equivalents compared with December 31, 2006.

In the fourth quarter, revenues totaled 170.560 billion Colombian pesos, 213% higher than the same period of 2006. Higher revenues were mainly due to expanded relationships with several corporate customers and the integration of the cable TV companies, which contributed 124.607 billion Colombian pesos to fourth-quarter results.

Total costs and expenses increased 333% compared with last year's fourth quarter, totaling 187.025 billion Colombian pesos, mainly due to the incorporation of the cable companies, which accounted for 138.039 billion Colombian pesos, and to higher personnel expenses to serve the small and medium-sized market. In the quarter there was an operating loss of 16.465 billion Colombian pesos compared with operating income of 11.325 billion Colombian pesos in the year-ago fourth quarter, mainly due to higher depreciation charges related to the update of the cable TV companies network. In the fourth quarter, EBITDA (1) totaled 9.124 billion Colombian pesos with a margin of 5.3%, compared with EBITDA (1) of 20.570 billion Colombian pesos in the same period of the previous year.

Argentina

In the quarter, revenues from the operations in Argentina totaled 139.9 million Argentinean pesos, an increase of 52.7% compared with the same period of the previous year, due to increases in revenues in the corporate and Internet businesses and local services of 45.5% and 32.5%, respectively, and the increase in equipment sales for customers of 22.4 million Argentinean pesos, partially offset by the decrease in interconnection revenues with other operators.

Operating costs and expenses totaled 150.5 million Argentinean pesos in the quarter, an increase of 51% due to higher commissions and network maintenance costs related to growth in local services, as well as higher expenses related to the sale of equipment for customers.

In the quarter, EBITDA (1) totaled 12.7 million Argentinean pesos, an increase of 81.4% compared with the same period of 2006, producing a margin of 9.1%. The operating loss was 10.6 million Argentinean pesos in the quarter compared with a loss of 8.1 million Argentinean pesos in the same period of the previous year.

Chile

In Chile, the deployment of the nationwide wireless network in the 3.5 GHz frequency using the WiMax platform was concluded during 2007. The project was finished within the established time frame and quality standards. This network covers 98% of the Chilean population, which will allow us to introduce multi-service packages that include broadband Internet, access services and different voice services.

Revenues from the operations in Chile reached 21.841 billion Chilean pesos, 22.4% more than the fourth quarter of 2006 due to the incorporation of revenues from satellite TV services, which totaled 2.492 billion Chilean pesos. Revenues from the corporate networks and Internet access businesses rose 16.2%, while local services revenues increased 49.5%. Long distance revenues decreased 21% as this market declined because of migration to mobile services and private networks.

In the fourth quarter, total costs and expenses were 24.123 billion Chilean pesos, an increase of 22.9% compared with the same period of the previous year. Costs of sales and services increased 49.5% mainly due to higher network maintenance costs related to growth in local services. Commercial, administrative and general expenses increased 23.1% due to higher personnel and advertising expenses to drive the sale of multi-service packages over the WiMax platform. In the quarter, there was an operating loss of 2.282 billion Chilean pesos compared with an operating loss of 1.774 billion Chilean pesos in the same period of the previous year. EBITDA (1) totaled 2.009 billion Chilean pesos, producing a margin 9.2%.

Peru

In the fourth quarter, revenues totaled 78.5 million New Soles, 42% higher than the same period of the previous year, due to the incorporation of Cable TV and Yellow Pages revenues. The data business, which represents 33.1% of total revenues, increased 37.6%. In the quarter, voice business revenues decreased 6.9% compared with the same period of 2006 since the 6.6% increase in local revenues was not enough to offset the decrease in interconnection revenues with other operators.

In the fourth quarter, costs and expenses increased 43.2%, reflecting increases of 9.9% in transport and interconnection costs and 148.6% in costs of sales and services, mainly due to the integration of the cable TV businesses. EBITDA (1) totaled 14.1 million New Soles, 8.5% higher than the same period of 2006, producing a margin of 18%.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in Thousand Mexican Pesos)

Spin-Off ("Escisión")

On December 21, 2007, Telmex's shareholders approved the spin-off of all of its Latin American and yellow pages businesses. As a result of the spin-off, Telmex Internacional, S.A.B. de C.V. (Telmex Internacional) was established as a new Mexican corporation, independent of Telmex, to which related specified assets, liabilities and equity were transferred.

Neither Telmex nor Telmex Internacional owns any capital stock of the other. As a result of the spin-off, each Telmex shareholder became a shareholder in Telmex Internacional, and consequently, both companies are controlled by the same group of shareholders. The relationships between the two companies are limited to: (a) agreements relating to the implementation of the spin-off; (b) completion of international traffic, publishing and distribution of telephone directories, and use of each other's services, generally on terms similar to those on which each company does business with third parties (c) certain transitional arrangements that will continue while Telmex Internacional develops independent capabilities.

In the financial statements, the assets and liabilities of the spun-off entities are shown as current and non current assets and liabilities of discontinued operations, and the revenues and expenses of these entities are included in the income statement as income from discontinued operations, net of income taxes and employee profit sharing. Accordingly, the figures in the financial statements 2007 and 2006 and related notes before the spin-off, were restated to present the assets and liabilities and the revenues, costs and expenses from continuing operations of Telmex, separated from discontinued operations.

Assets and liabilities of discontinued operations were transferred to Telmex Internacional at their book value. The amount of stockholders' equity transferred to Telmex Internacional in the spin-off represents the difference between the assets and liabilities transferred and was accounted for as a reduction in Telmex's equity at the time of the spin-off.

S 87 OTHERS

In this item there are included the inventories for telephone plant operation that at December 31, 2007 and 2006 rose $1,747,582 and $2,145,189, respectively which are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

S 84 INTANGIBLE ASSETS FOR LABOR OBLIGATIONS

This item includes the projected net asset pursuant to Bulletin D-3 Labor Obligations issued by the Mexican Institute of Public Accountants.

At December 31, 2007 and 2006, the market value of the established pensions and seniority premium fund was greater than the accumulated benefit obligation (ABO) in Mexico, and pursuant to Bulletin D-3, it is not recognized neither any additional liability nor the related intangible asset and effect of labor obligation on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset.

S 23 AND S 28 BANK LOANS

In this item, there are included the banks' credits related to purchase programs to suppliers that have been traditionally reported in the suppliers' credits item of the Balance Sheet because long-term opening to suppliers does not exist in EMISNET.

On October 20, 2005, TELMEX entered into an agreement to restructure the syndicated loan agreement dated July 15, 2004 for 2.425 billion dollars to improve the credit conditions and increase the total amount to 2.5 billion dollars in two tranches, the first one for 1.5 billion dollars with a four-year maturity and the second one for 1 billion dollars with a six-year maturity. No penalties were assessed for the restructuring of the syndicated loan.

On August 11, 2006 such syndicated loan was restructured again in order to improve the credit terms and increasing the total loan amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars with a three-year maturity, the second one for 1 billion dollars with a five-year maturity years and the third one for 700 million dollars with a seven- year maturity.

On June 30, 2006 Telmex entered into a syndicated loan agreement in the amount for 500 million dollars divided into two tranches of 250 million dollars each, with a four-year and six-year maturity, respectively.

S 24 AND S 29 STOCK MARKET LOANS

On November 19, 2003, TELMEX issued a bond for U.S.$ 1.0 billion due 2008, with an annual interest of 4.5%. Interests are payable semiannually.

On January 27, 2005, TELMEX placed senior notes in aggregate principal amount of U.S.$1.3 billion in two issuances of U.S.$650 million each. The first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interests are payable semiannually. On February 22, 2005, there was a reopening of this transaction and the amounts of such issuances increased to U.S. $950 million and U.S. $800 million, respectively.

On January 26, 2006, TELMEX placed abroad a senior note in the amount of Ps. 4.5 billion (face value), maturing in 2016 and bearing interest at 8.75% annual. Interests are payable semiannually.

On April 23, 2007, Telmex placed domestic senior notes "Certificados Bursátiles" for Ps. 9.5 billion in two tranches, the first one for Ps. 5.0 billion with a term of 30 years at a fixed interest rate of 8.36% annual and the second one for Ps. 4.5 billion with a term of 5 years at a rate of "TIIE" Interbank rate less 10 basis points.

In the second half of year 2006, the Company entered into cross currency swaps agreements to hedge the exchange rate and interest rate risks related to the issuance of bonds with maturity in 2010 and 2015 for a total amount of 1.750 billion dollars, (with interest rate of 4.75% and 5.5%, respectively), and the 500 million dollars syndicated loan divided in two tranches with maturity in 2010 and 2012 (with interest rates of three-month Libor plus 20 basis points and three-month Libor plus 25 basis points, respectively). These hedges allowed us to fix the exchange rate of 10.9275 Mexican pesos per US dollar for the entire life of the bonds and the exchange rate of 10.8458 Mexican pesos per US dollar for the entire life of the syndicated loan, as well as to set a fixed rate of 7.52% and 8.57% for the bonds, respectively, and an interest rate of 28-day "TIIE" Interbank rate plus 4 basis points for the syndicated loan.

During 2007 the Company entered into a cross currency swaps agreements to hedge the exchange rate and interest rate risks related to the syndicated loan with maturity in 2009 and 2011 for a total amount of 1.170 billion dollars (with interest rate of three-month Libor plus 20 and 25 basis points, respectively). These hedges allowed us to set the exchange rate of 10.7747 Mexican pesos per US dollar and an interest rate of 28-day "TIIE" Interbank rate less 10 basis points.

S 29 STOCK MARKET LOANS (LONG-TERM)

At December 31, 2007 and 2006, this item rose to $ 34,215,850 and $ 36,946,472, respectively, and is comprised as follows:
	2007	2006
Domestic Senior Notes	Ps 10,700,000	Ps. 1,245,120
Bonds	19,015,850	31,032,152
Global peso Senior Notes	Ps 4,500,000	4,669,200

S 32 OTHER LIABILITIES

At December 31, 2007 and 2006, this item rose to Ps 221,230 and Ps. 240,274, respectively, that corresponds to the actuarial obligations for labor termination in Mexico, based on the requirements of Bulletin D-3.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

In April 27, 2007 the Annual Ordinary Shareholders Meeting approved to increase in Ps. 15 billion (face value), the amount authorized to repurchase its own shares, bringing the total maximum amount to be used for this purpose to Ps. $ 23,046,597 (face value).

From January through December 2007, the Company acquired 839.9 million L shares for Ps 15,729,975 (historical cost of Ps. 15,423,889) and 2.8 million A shares for Ps. 52,864 (historical cost of Ps. 51,902).

From January through December 2006, the Company acquired 1,838.0 million L shares for Ps. 24,629,704 (historical cost of Ps. 23,092,355) and 3.9 million A shares for Ps. 54,082 (historical cost of Ps. 50,682).

The Company's repurchased shares are applied to unappropiated retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

S 58 OTHER CURRENT LIABILITIES

At December 31, 2007 and 2006, this item rose to Ps. 16,971,262 and Ps. 16,871,619 respectively and is comprised as follows:
	2007	2006
Accounts payable	Ps. 12,641,936	Ps 12,647,329
Other accrued liabilities	3,007,837	2,935,807
Deferred credits	1,321,489	1,288,483

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, , deferred assets, as well as decreases on fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), This fact affects the actual inventory turnover rate.

RECLASIFICATIONS

Some of the figures of the 2006 financial statements have been reclassified to adjust the presentation used for the year 2007.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
			%
Integración de Servicios TMX, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	112,534,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	7,230,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	665,759	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telecomunicaciones Controladora de Servicios, S.A. de C.V.	Investments in all types of businesses	138,839	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex Holdings, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	5,296,722	100.00
Uninet, S.A. de C.V.	Data transmission services	65,837,647	100.00

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
			%
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	502,419
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	101,837
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	110,916
TM and MS, LLC	Internet portal (Prodigy MSN)	1	50.00	29,621	99,191
Eidon Software, S.A. de C.V.	Software development	35,567,911	22.74	35,568	67,499
TOTAL INVESTMENT IN ASSOCIATES				1,303,747	881,862
OTHER PERMANENT INVESTMENTS					214,624
T O T A L				1,303,747	1,096,486

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	Y	11/05/2001	22/04/2009	5.15	0	0	0	0	0	0	0	21,786	5,690	0	0	0
EXPORT DEVELOPMENT C. (1)	Y	16/03/2006	22/07/2011	4.90	0	0	0	0	0	0	0	33,685	33,685	33,685	33,684	0
JAPAN BANK INT. COOP. (1)	Y	27/03/2003	10/10/2009	5.48	0	0	0	0	0	0	0	931,407	931,407	0	0	0
MIZUHO CORPORATE BANK LTD (1)	Y	15/01/2007	15/01/2016	4.95	0	0	0	0	0	0	0	362,214	362,214	362,214	362,214	1,629,897
NATIXIS (3)	Y	28/02/1986	31/03/2022	2.00	0	0	0	0	0	0	0	23,503	23,503	23,503	23,503	154,978
SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (3)	N/A	20/02/2007	22/02/2010	7.36	0	0	0	1,500,000	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	N/A	26/02/2007	26/02/2010	7.88	0	0	0	1,300,000	0	0	0	0	0	0	0	0
BBVA BANCOMER (2)	N	30/06/2006	30/06/2010	4.90	0	0	0	0	0	0	0	0	0	2,716,550	0	0
BBVA BANCOMER (2)	N	30/06/2006	30/06/2012	4.95	0	0	0	0	0	0	0	0	0	0	0	2,716,550
CITIBANK, N.A. (2)	Y	11/08/2006	20/10/2009	4.90	0	0	0	0	0	0	0	0	14,126,060	0	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	20/10/2011	4.95	0	0	0	0	0	0	0	0	0	0	10,866,200	0
CITIBANK, N.A. (2)	Y	11/08/2006	11/08/2013	5.03	0	0	0	0	0	0	0	0	0	0	0	7,606,340
CISCO SYSTEMS (3)	Y	25/04/2007	22/04/2012	4.50	0	0	0	0	0	0	0	43,465	43,465	43,465	43,465	21,732
OTHER
TOTAL BANKS					0	0	0	2,800,000	0	0	0	1,416,060	15,526,024	3,179,417	11,329,066	12,129,497

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 02-3-4(3)	N/A	31/05/2002	31/05/2012	10.14	0	0	400,000	0	0	300,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/2006	15/09/2011	7.97	0	0	0	0	500,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/2007	16/03/2037	8.36	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07-2 (4)	N/A	23/04/2007	16/04/2012	7.83	0	0	0	0	0	4,500,000	0	0	0	0	0	0
4 1/2 SENIOR NOTES (3)	Y	19/11/2003	19/11/2008	4.50	0	0	0	0	0	0	0	10,866,200	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/2005	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	8,692,960
4 3/4 SENIOR NOTES (3)	Y	27/01/2005	27/01/2010	4.75	0	0	0	0	0	0	0	0	0	10,322,890	0	0
8 3/4 SENIOR NOTES PESOS (3)	N/A	31/01/2006	31/01/2016	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	0	400,000	0	500,000	14,300,000	0	10,866,200	0	10,322,890	0	8,692,960

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A				0	18,329,141	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					0	18,329,141	0	0	0	0	0	0	0	0	0	0

TOTAL					0	18,329,141	400,000	2,800,000	500,000	14,300,000	0	12,282,260	15,526,024	13,502,307	11,329,066	20,822,457

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Libor plus margin
  Fixed Rate
  TIIE
  TIIE plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to 4.5963 at December 31, 2007

- Libor at 3 months in US dollars is equivalent to 4.7025 at December 31, 2007

- TIIE at 28 days is equivalent to 7.9250 at December 31, 2007

- TIIE at 91 days is equivalent to 7.9900 at December 27, 2007

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31, 2007 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	6,737,694	10.87
EURO (EUR)	15,682	15.88

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	196,378	2,133,882	0	0	2,133,882

LIABILITIES	7,023,316	76,316,757	22,949	249,373	76,566,130
SHORT-TERM LIABILITIES	1,413,778	15,362,395	2,197	23,873	15,386,268
LONG-TERM LIABILITIES	5,609,538	60,954,362	20,752	225,500	61,179,862

NET BALANCE	(6,826,938)	(74,182,875)	(22,949)	(249,373)	(74,432,248)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	10.87
EURO	15.88

--

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

JANUARY	39,083,633	106,804,261	67,720,628	0.50	338,603
FEBRUARY	39,747,487	104,755,373	65,007,886	0.30	195,024
MARCH	41,376,801	104,362,500	62,985,699	0.20	125,971
APRIL	40,785,947	110,361,353	69,575,406	0.03	20,873
MAY	50,522,200	115,730,698	65,208,498	(0.48)	(313,001)
JUNE	51,041,297	114,237,901	63,196,604	0.08	50,557
JULY	50,847,131	114,384,995	63,537,864	0.31	196,967
AUGUST	54,115,735	115,646,937	61,531,202	0.47	289,197
SEPTEMBER	57,557,407	116,785,788	59,228,381	0.82	485,673
OCTOBER	58,597,808	118,494,102	59,896,294	0.45	269,533
NOVEMBER	48,964,557	111,536,326	62,571,769	0.65	406,716
DECEMBER	47,651,580	110,668,282	63,016,702	0.36	226,860
RESTATEMENT	0	0	0	0.00	35,817
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	(5,632)
OTHER	0	0	0	0.00	189,929
TOTAL					2,513,087

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

NOTES:

Telmex's policy applies Mexican National Consumer Prices Index (NCPI) estimated from January to November, and real for December.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have ocurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At December 31, 2007, the Company has complied with such restrictive covenants.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

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PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

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DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	54,398,425	0.0
LONG DISTANCE SERVICE	0	22,933,386	0.0
INTERCONNECTION	0	22,603,534	0.0
CORPORATE NETWORKS	0	11,339,790	0.0
INTERNET	0	10,940,226	0.0
OTHERS	0	4,456,187	0.0
FOREIGN SALES
NET SETTLEMENT	0	3,498,520	0
LOCAL SERVICE	0	0	0
LONG DISTANCE SERVICE	0	595,280	0
INTERCONNECTION	0	211	0
CORPORATE NETWORKS	0	0	0
INTERNET	0	0	0
OTHERS	0	2,112	0
TOTAL		130,767,671

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	3,498,520
CORPORATE NETWORKS	0	0
FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	0
LOCAL SERVICE	0	0
LONG DISTANCE SERVICE	0	595,280
INTERCONNECTION	0	211
CORPORATE NETWORKS	0	0
INTERNET	0	0
OTHERS	0	2,112
TOTAL		4,096,123
NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.0043	0	430,095,932	0	0	430,095,932	1,857	0
AA	0.0043	0	8,114,596,082	0	8,114,596,082	0	35,035	0
L	0.0043	0	10,815,705,456	0	0	10,815,705,456	46,698	0
TOTAL			19,360,397,470	0	8,114,596,082	11,245,801,388	83,590	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							19,360,397,470

NOTES:
The nominal value per share is $0.0043175625 MXN

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

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ITEM	Thousand of Mexican Pesos
	4th. Quarter 07 Oct-Dec	% of Advance	Amount used 2007	Budget 2007	% of Advance

DATA	1,882,335	45.0	5,015,170	4,179,780	120.0
INTERNAL PLANT	288,243	34.9	600,377	825,964	72.7
NETWORKS	423,929	31.6	1,174,193	1,339,619	87.7
TRANSMISSION NETWORK	1,131,600	44.2	2,466,368	2,557,714	96.4
SYSTEMS	342,026	76.0	572,858	449,906	127.3
OTHERS	2,458,472	53.6	4,076,359	4,582,889	88.9
TELMEX USA	139,747	36.1	264,136	386,745	68.3

TOTAL INVESTMENT TELMEX MEXICO	6,666,352	46.5	14,169,461	14,322,617	98.9

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

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Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates were translated into Mexican pesos, as follows:

The financial statements as reported by the foreign subsidiaries are adjusted to conform to Mexican Financial Reporting Standards, in their local currency, and are subsequently restated to local currency with purchasing power as of the balance sheet date, based on the inflation rate of the country in which the subsidiary operates.

All balance sheet amounts, except for stockholders' equity, are translated into Mexican pesos at the prevailing exchange rate at the end of the fiscal year; stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The restated amounts of the income statement are translated into Mexican pesos at the prevailing exchange rate at the end of the fiscal year being reported.

Exchange rate changes and the monetary position effect derived from intercompany monetary items are included in the consolidated income statements.

The difference resulting from the translation process is called "Effect of translation of foreign entities" and is included in stockholders' equity as part of the caption "Other comprehensive income items".

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 51 52 55 45 55 50 jchico@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS SUPERVISOR

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER CO-CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	ING.	JAIME	CHICO	PARDO

CO-CHAIRMAN	LIC.	CARLOS	SLIM	DOMIT
VICE CHAIRMAN	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD PROPIETORS (INDEPENDENT)	LIC.	FERNANDO	SOLANA	MORALES
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS (INDEPENDENT)	SR.	RAYFORD	WILKINS JR.
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS
BOARD PROPIETORS (INDEPENDENT)	SR.	ERIC	BOYER

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	SRA.	ANGELES	ESPINOSA	YGLESIAS (deceased in Oct 2007)
BOARD ALTERNATES (INDEPENDENT)	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES (INDEPENDENT)	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES (INDEPENDENT)	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2008.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - Fourth Quarter 2007.